Exhibit (a)(1)(F)

Subject: REMINDER: Option Exchange Program

This is a reminder that the deadline of July 24, 2009 at 9:00p.m., Pacific Time, for you to participate in ZipRealty’s option exchange program is approaching.

According to the Company’s records, you have not submitted an election for options you hold that are eligible to participate in the Company’s Option Exchange Program. Election instructions and all material related the Exchange Program are available on the exchange website at https://ziprealty.equitybenefits.com. The Company encourages you to review all of this material, including the Tender Offer Statement on Schedule TO, all exhibits, and subsequent amendments, if any, and the other Offering Material in their entirety before deciding whether or not to participate in the Exchange Program.

You are not obligated to participate in this program, however if you chose to participate, submission of all required documents must be made by the deadline above. The Company cannot accept late submissions. If you do not respond by the deadline, any options you hold that are eligible to participate will remain subject to their present terms and will not be exchanged.

Questions

If you have any questions about how to make an election, please contact zip@sos-team.com, or call [******]. If you have questions about whether or not to make an election, please review the Offering Material and consult with your financial, legal, and tax advisors.